EXHIBIT 1
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                               DESC, S.A. DE C.V.

                                     NOTICE

Pursuant to articles 181, 182, 183, 186 and 187 of the Mexican General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to the ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 17:00 pm on April 28, 2003, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to discharge the following:

                                     AGENDA

I.         PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN
           ARTICLE 172 OF THE GENERAL CORPORATIONS LAW AND THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND RESOLUTIONS REGARDING SUCH REPORTS.

II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING SAID FISCAL YEAR.

III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AS OF DECEMBER 31, 2002, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

IV.        RESOLUTIONS ON THE APPLICATION OF RESULTS.

V. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

VI.        RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY
           EXAMINERS.


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VII.       REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 60, SECTION
           III OF THE GENERAL RULES APPLICABLE TO STOCK ISSUERS AND OTHER PARTICIPANTS OF THE STOCK MARKET ISSUED BY THE BANKING AND SECURITIES COMMISSION.

VIII. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY INDUSTRIAS RESISTOL, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND INDUSTRIAS RESISTOL, S.A. DE C.V., THE MERGED COMPANY, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

IX. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY INDUSTRIAS RUIZ GALINDO, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND INDUSTRIAS RUIZ GALINDO, S.A. DE C.V., THE MERGED COMPANY, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

X. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO AMEND THE BY-LAWS OF THE CORPORATION, TO COMPLY PRIMARILY WITH THE GENERAL RULES APPLICABLE TO STOCK ISSUERS AND TO OTHER PARTICIPANTS OF THE STOCK MARKET, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

XI.        DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
           MEETING.

XII.       READING AND APPROVAL OF THE MINUTES OF THIS MEETING.


The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from April 11, 2003 to the day before the date of the Meeting.

                          Mexico, D.F., April 11, 2003

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS


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